03013648

BB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 04 2003 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 50558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Malvina Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 Madison Avenue, Suite 2206
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerhard P. Mercker (212) 223-7167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Constantin Associates
(Name – *if individual, state last, first, middle name*)

575 Madison Avenue (Address) New York (City) New York (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerhard P. Mercker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Malvina Capital Markets LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this 20th day of February 2003

Torri A Jones

Notary Public

G. P. Mercker

Signature

General Securities Principal

Title

TORRI A. JONES
Notary Public, State of New York
No. 01JO5041154
Qualified in New York County
Commission Expires March 27, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Constantin Associates

Certified Public Accountants

MALVINA CAPITAL MARKETS LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

575 MADISON AVENUE, NEW YORK, NY 10022 • TEL: (212) 755-5551 • FAX: (212) 755-6385
constantin-us@constantin.com • http://www.constantin.com

MALVINA CAPITAL MARKETS LLC

INDEX TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Constantin Associates

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Malvina Capital Markets LLC.
New York, New York

We have audited the accompanying statement of financial condition of Malvina Capital Markets LLC as of December 31, 2002 and the related statements of income, changes of member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Malvina Capital Markets LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Constantin Associates
Constantin Associates

New York, New York
February 22, 2003

PARIS • LONDON • FRANKFURT
MADRID • BRUSSELS • GENEVA

CONSTANTIN GROUP

ROTTERDAM • MONTREAL • MILAN
HONG KONG • BUENOS AIRES

575 MADISON AVENUE, NEW YORK, NY 10022 • TEL: (212) 755-5551 • FAX: (212) 755-6385
constantin-us@constantin.com • http://www.constantin.com

MALVINA CAPITAL MARKETS LLC

BALANCE SHEET
DECEMBER 31, 2002

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Loan payable	$ 32,066
Accrued expenses	8,391
Total current liabilities	40,457
Total liabilities	40,457
Members' equity	136,020
Total liabilities and Members' equity	$ 176,477

MALVINA CAPITAL MARKETS, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

Ordinary income (expense)	
Soft dollar income	$ 296,872
General and administrative expenses (Schedule III)	247,773
Net ordinary income	49,099
Other income (expense)	
Interest income	1,794
Total other income	1,794
Net income	50,893
Members' capital - beginning (Note 2)	85,127
Members' capital - ending	$ 136,020

See accompanying notes to financial statements.

MALVINA CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net income	$ 50,893
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation	741
(Increase) decrease in	
Accrued income	39,246
Increase (decrease) in	
Accrued expenses	402
Net cash provided by operating activities	91,282
Cash and cash equivalents at beginning of year	72,962
Cash and cash equivalents at end of year	$ 164,244

See accompanying notes to financial statements and auditor's opinion.

MALVINA CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 Summary of Significant Accounting Principles

Nature of Business

Malvina Capital Markets LLC (the "Company") was organized as a limited liability company ("LLC") pursuant to the LLC Act of the State of New York on September 3, 1997. The Company's principal place of business is in New York, New York and it is a member of the NASD Inc. ("NASD"). The Company was formed for the purpose of operating as a broker-dealer, as that term is defined in the Securities Exchange Act of 1934, as amended.

Gerhard P. Mercker, the Company's designated General Securities Principal, is in charge of the affairs of the Company. The Company is owned 100% by Access International Advisers, Inc. ("the Member"). The Member has contributed to the Company $50,000 in capital and shall maintain such capital levels for the Company as required by applicable laws and regulations.

Income Taxes

An LLC is not itself subject to federal, state or local income taxes. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for federal, state and local income taxes is included in the accompanying financial statements.

Revenue Recognition

The Company recognizes revenue when service is provided.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Member's Capital Accounts

General

A capital account shall be maintained for the Member. The Member's capital account shall be credited with and increased by (i) the value of any capital contributions in the form of cash or property made by Member to the Company, and (ii) such Member's share of the net profits, if any, of the Company. The Member's capital account shall be debited for and decreased by (i) any withdrawals or distributions by or to the Member from the Company, and (ii) such Member's distributive share of any net losses, if any, of the Company.

Allocation of Profits and Losses

All net profits and net losses of the Company and all items of income, gain, deductions or credits of the Company shall be allocated to, or borne by, the Member, as the Member shall decide.

Distributions

Distributions of net cash flow of the Company, if any, less such reasonable reserves as the Member shall determine to be necessary for present operations and/or future contingencies, shall be made at such times and in such amounts as the Member shall determine.

Admission of Additional Members

The Member may, in its sole discretion admit new members at any time, upon such terms as it deems appropriate.

Note 3 Equipment

Equipment at December 31, 2002 consists of the following:

Computer	$ 6,954
Less: accumulated depreciation	5,167
Equipment, net	$ 1,787

Note 4 Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Note 5 Revenues

Revenues mainly consist of referral fees and soft dollar income. A substantial portion of the Company's revenue is related to one fund-manager in form of referral fees paid as a portion of brokerage commissions.

Note 6 Service Agreements

The Company has an agreement with the Buchannan Associates, Inc., providing the Company with certain administrative services. The charge for these services is a minimum of $1,200 per month, which is payable in advance. Total fees paid to the Buchannan Associates, Inc., during the year ended December 31, 2002 was $13,000 and was included in the category professional fees in the accompanying statement of income.

Note 6 Service Agreements (continued)

The Company has an agreement with Transport Drivers, Inc., ("TDI") whereby TDI acted as a co-employer of a researcher for the Company for the first eight months of the year 2002 and the Company agreed to pay TDI $128,860 for this period of time.

The Company also entered into an agreement with TDI in May of 2002, whereby TDI acts as a co-employer of a registered person of the Company and the Company agrees to reimburse TDI for certain salary and other payroll expenses. A total amount paid to TDI was $4,379 for the year ended on December 31, 2002.

Note 7 Off-Balance Sheet Risks

For the year ended December 31, 2002, the Company solely acted as a broker-dealer and earned soft dollar commissions and referral fees.

MALVINA CAPITAL MARKETS LLC

INTERNAL CONTROL STRUCTURE INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2002

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

To the Member of
Malvina Capital Markets LLC

In planning and performing our audit of the financial statements of Malvina Capital Markets LLC (the "Company") For the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Constantin Associates
Constantin Associates

New York, New York
February 22, 2003

Schedule I

MALVINA CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002

NET CAPITAL	
Total member's equity	$ 136,020
Add: Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	136,020
DEDUCTIONS AND CHARGES	
Non-allowable assets	
Equipment costs, net	1,787
Total Non-allowable assets	1,787
Net capital before haircuts on securities positions	134,233
HAIRCUTS ON SECURITIES POSITIONS (Pursuant to Rule 15c3-1)	-
NET CAPITAL	$ 134,233
AGGREGATED INDEBTNESS (A.I.)	
Note payable	$ 32,066
Accrued expenses	8,391
TOTAL AGGREGATED INDEBTNESS	$ 40,457

Schedule I

MALVINA CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002
(continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1. Minimum net capital required (6 2/3 % of total A.I.)	$ 2,697
2. Minimum net capital required of broker/dealer	$ 5,000
Net capital requirement (Greater of 1 or 2)	$ 5,000
Excess net capital	129,233
Excess net capital at 1,000% (Net capital - 10% of A.I.)	130,187
Ratio of A.I. to net capital	30%

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of form X-17A-5 as of December 31,2002)	
Net capital, as reported in the Company's Part II (Unaudited) FOCUS report	$ 134,233
Increase in non-allowable assets	-
Net audit adjustments	-
Net capital per this report	$ 134,233

Schedule II

MALVINA CAPITAL MARKETS LLC

INFORMATION RELATED TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2002

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

MALVINA CAPITAL MARKETS LLC

ADDITIONAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2002

Constantin Associates
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Member of
Malvina Capital Markets LLC
New York, New York

Our report on our audit of the basic financial statements of Malvina Capital Markets LLC appears on page 2. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of general and administrative expenses - Schedule III is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Constantin Associates
Constantin Associates

New York, New York
February 22, 2003

PARIS • LONDON • FRANKFURT
MADRID • BRUSSELS • GENEVA
CONSTANTIN GROUP
ROTTERDAM • MONTREAL • MILAN
HONG KONG • BUENOS AIRES

575 MADISON AVENUE, NEW YORK, NY 10022 • TEL: (212) 755-5551 • FAX: (212) 755-6385
constantin-us@constantin.com • http://www.constantin.com

MALVINA CAPITAL MARKETS LLC

STATEMENT OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

Amortization and depreciation expense (Note 1)	$ 741
Bank service charges	130
Dues and subscriptions	1,163
Information services	1,918
NASD renewal fees	400
Office supplies	1,472
Outside services (Note 6)	134,239
Permits and fees	11
Postage and delivery	16
Printing and reproduction	2,081
Professional fees (Note 6)	53,197
Rent (Note)	1,400
Sinage	200
Telephone	3,958
Travel and entertainment	46,847
Total general and administrative expenses	$ 247,773